3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  866.422.2114

falcoj@pepperlaw.com

July 26, 2016

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”) 1940 Act File No. 811-22853 1933 Act File No. 333-204417

Dear Mr. O’Connor:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) on Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form N-2 (the “Registration Statement”) filed with the Commission on March 29, 2016. We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in Amendment No. 1.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Company’s response.

*     *     *

Prospectus

1.                   The amounts provided for one, five and 10 year periods in the expense example provided on page 17 of the Prospectus do not agree with the Staff’s calculations.  Please review and revise as necessary.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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Response:  The Staff’s comment has been addressed in the revised Prospectus included in Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  The expense example amounts for the one, three, five and ten year periods are $93, $194, $293 and $541, respectively.

2.                   It appears that the expense ratio after waivers for the fiscal year ended December 31, 2014 disclosed in the Financial Highlights on page 19 do not reflect the Adviser’s waiver of the management fee that would otherwise be payable in respect of net proceeds to the Company obtained through the shares issued on November 7, 2014 and December 2, 2014.

Response:  The waiver from November 7, 2014 through December 31, 2014 of advisory fees did not materially impact the annual expense ratio after waivers for the period because it was only in effect for a limited period and for only that portion of the assets attributable to the shares issued on November 7, 2014 and December 2, 2014.

3.                   On page 4 under “Summary of Principal Risks-Risks related to Our Operations” revise the risk disclosure with respect to the Company’s investment in CLO equity and junior debt securities (provided in the twelfth bullet) to correspond with more detailed disclosure provided later in the Prospectus

Response:  The Staff’s comment has been addressed in the revised Prospectus included in Amendment No. 2.

4.                   With respect the Company’s investment in collateralized loan obligations, disclose to the Staff (i) any limitations on the Company’s investment in such securities, and (ii) whether the Company “controls” (as such term is defined under the 1940 Act) Community Funding CLO, Ltd (“Community Funding”), a CLO issuer of which the Company holds all of the preferred equity shares.

Response:  The Company’s registration statement permits the Company to operate with leverage through recourse and non-recourse collateralized financings which includes non-recourse collateral loan obligations; however, while investment in collateral loan obligations are permitted there are no investment limitations with respect to the Company’s investment in such securities.  The Company holds non-voting interest in Community Funding and does not “control” Community Funding.

5.                   Confirm that the amounts rebated from the servicer of Community Funding to the Company are included in the “other income” line item of the Statement of Operations included in the financial statements for the fiscal year ended December 31, 2015 and disclose to the Staff the amounts rebated for such period.  In future financial statements disclose in the notes the accounting policy for such rebate and the amount of such rebate for the period.

Response:  Confirmed.  The amounts rebated by the servicer are included in “other income” and, for the fiscal year ended December 31, 2015, such rebates were approximately $52,740.  The notes to the financial statements in subsequent annual and semi-annual reports will disclose the accounting treatment for such rebate and the amount rebated.

As requested by the Staff, accompanying this letter as Exhibit A is the “Tandy Letter” signed by an officer of the Company.

Please direct any questions concerning this letter to my attention at 215.981.4659, or in my absence to John Ford, at 215.981.4009.

Very truly yours,

/s/ John P. Falco

cc:	Ms. Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission
Rachel N. Schatten, Esq.
John M. Ford, Esq.

EXHIBIT A

StoneCastle Financial Corp.

152 West 57th Street, 35th Floor

New York, New York 10019

July 26, 2016

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: James E. O’Connor, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333-204417

Dear Mr. O’Connor:

In connection with the Company’s response to certain written and oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s pre-effective amendment no. 1 to its registration statement on Form N-2 filed with the Commission on March 29, 2015 (the “Amendment”), the Company is providing the following, as instructed:

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Company may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton LLP, counsel to the Company, at 215.981.4659.

Very truly yours,

/s/ Rachel N. Schatten

Rachel N. Schatten, Esq.
General Counsel and Chief Compliance Officer

cc:	Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission
John P. Falco, Esq.